VIOSOLAR ANNOUNCES APPOINTMENT OF NEW DIRECTOR

ATHENS, GREECE (Marketwire–August 27, 2013)

Viosolar Inc. (OTCQB:VIOSF) (the "Company") is pleased to announce the appointment of Mr. George S Young to the Board of Directors of the Company effective August 27, 2013.

George S. Young is currently the President and a Director of Lion One Metals Limited. Mr. Young has over 35 years of experience in the mining industry. Prior to joining Lion One, Mr. Young was Vice President and Director of International Royalty Corp. (2003-2008), and was President of MAG Silver Corp. (2002-2005). Previous positions include acting as General Counsel and Acting General Manager of the Intermountain Power Agency in Utah (1984-1988) and General Counsel of Bond International Gold (1988-1990, and President and CEO of Oro Belle Resources Ltd (1996-1998). Mr. Young started his career as a metallurgist at Kennecott Copper Corp. in Utah. He received a B.S. in Metallurgical Engineering from the University of Utah in 1975 and a J.D. from the University of Utah, College of Law, in 1979. Mr. Young has also engaged in the private practice of law in Salt Lake City, Utah, and is a former Chair of the Utah Section of the Society of Mining Engineers and a member (inactive) of the State Bar Associations of Colorado, Utah, and Texas.

ON BEHALF OF THE BOARD
/s/Rick Walchuk
Rick Walchuk
Chief Executive Officer

Disclaimers
 Except for statements of historical fact, this news release contains certain “forward-looking information” within the meaning of applicable securities laws. Forward-looking information is frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” occur. Forward-looking information in this news release includes, but is not limited to, statements regarding expectations of management regarding the expiry of hold periods attached to the securities issued in settlement of debts as described in this news release. Although the Company believes that the expectations reflected in the forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. Such forward-looking statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements including, without limitation, the risk that the hold period on the shares may not expire as expected. Other than as required by law, the Company does not intend to update the forward-looking information contained in this news release.

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